Exhibit 99.1

AmpliPhi Biosciences and C3J Therapeutics Agree to Merge

Transaction to result in NYSE American-listed company focused on development of precisely-targeted bacteriophage therapeutics

Merger combines AmpliPhi’s extensive phage library and Phase 1/2-ready asset with C3J’s expertise in synthetic phage and broad preclinical pipeline

$10 million to be invested by existing C3J shareholders upon closing

The companies plan to hold a joint conference call on Monday, January 14, 2019 at 4:30 pm ET

San Diego and Los Angeles, January 4, 2019 – AmpliPhi Biosciences Corporation (“AmpliPhi”) (NYSE American: APHB), a clinical-stage biotechnology company focused on the development of precisely targeted bacteriophage therapeutics for antibiotic-resistant infections, and C3J Therapeutics, Inc. (“C3J”), a private clinical stage biotechnology company focused on the development of novel targeted antimicrobials, today announced that the companies have entered into a definitive agreement under which a wholly owned subsidiary of AmpliPhi will merge with C3J in an all-stock transaction, subject to shareholder approval. The consummation of the merger transaction will result in a combined company that has a diverse clinical-stage pipeline, including a Phase 1/2-ready natural phage candidate targeting bacteremia, as well as a synthetic phage candidate targeting respiratory infections poised to enter Phase 1 development later this year. In addition, the combined company will have an extensive natural phage library and the capability to develop synthetic phage against a wide range of microbial agents.

Certain existing C3J shareholders have committed to invest $10 million in the combined company, subject to customary conditions. The financing will help fund the further development of the combined company’s preclinical and clinical programs and is expected to close immediately following with the completion of the merger. The combined company’s total cash balance following the closing of the merger and contemplated financing is expected to be approximately $18 million.

“We are delighted with the prospect of consummating this merger with AmpliPhi,” said Todd R. Patrick, President and Chief Executive Officer of C3J. “We believe the depth of knowledge that AmpliPhi has developed through human dosing of natural phage therapeutics complements C3J’s capabilities as a leader in the development of synthetic phage through its proprietary phage engineering platform. Synthetic phage offers enhanced antimicrobial properties that improve pharmacology, limit the emergence of phage-resistant bacteria and create potential opportunities for IP protection for best-in-class therapeutics. I believe this merger will create a leading company in the development of targeted bacteriophage therapeutics at a time when key regulatory bodies, including the U.S. Food and Drug Administration (FDA) and the World Health Organization (WHO) recognize the imminent threat posed by increased antimicrobial resistance.”

Paul Grint, Chief Executive Officer of AmpliPhi, remarked, “We are committed to advancing this new class of therapeutics, and this merger with C3J will combine complementary assets and capabilities that we believe are in the best long-term interests of each company’s shareholders while addressing the significant unmet needs of patients struggling with multi-drug resistant bacterial infections.”

About the Proposed Transaction

Under the terms of the merger agreement, on a pro-forma basis and after closing of the merger but prior to the closing of the financing, the current C3J securityholders will own approximately 70% of the combined company, while current AmpliPhi securityholders will own approximately 30% of the combined company (on a fully diluted basis but using the treasury stock method and in each case excluding out of the money options and warrants). The pre-financing ownership split was determined by the exchange ratio in the merger agreement, which was based on a $28 million valuation for C3J and a $12 million valuation for AmpliPhi, a premium to the 30-day volume weighted average share price of AmpliPhi. On a proforma basis, after giving effect to the contemplated $10 million financing, current C3J securityholders will own approximately 76% of the combined company and current AmpliPhi securityholders will own approximately 24% of the combined company (on a fully diluted basis but using the treasury stock method and in each case excluding out of the money options and warrants).

The transaction has been unanimously approved by the boards of directors of both companies, and is expected to close in the first quarter of 2019, subject to approval by AmpliPhi shareholders. The transaction is also subject to customary conditions, including the execution of stock purchase agreements by certain existing C3J shareholders who have agreed to invest an additional $10 million into the combined company, subject to customary closing conditions. The investment is expected to close immediately following with the closing of the merger.

Mr. Patrick of C3J will be the Chief Executive Officer of the combined company and Dr. Brian Varnum of C3J will be appointed President and Chief Development Officer. Steve Martin, AmpliPhi’s Chief Financial Officer, will continue to act as the CFO of the combined company. Dr. Grint has agreed to act as a clinical consultant for the combined company. Prior to closing, AmpliPhi will seek stockholder approval to conduct a reverse split of its outstanding shares to satisfy listing requirements of the NYSE American. The combined company is expected to trade on the NYSE American under a new ticker symbol.

Ladenburg Thalmann & Co. Inc. is acting as financial advisor to AmpliPhi and Cooley LLP is acting as legal counsel to AmpliPhi. LifeSci Capital LLC is acting as financial advisor to C3J and Thompson Hine LLP is acting as legal counsel to C3J.

Conference Call Details

The companies plan to hold a joint conference call on Monday, January 14, 2019 at 4:30 pm ET / 1:30 pm PT to discuss the merger details.

The dial-in number in the U.S./Canada is 1-866-652-5200; for international participants, the number is 1-412-317-6060. For all callers, please refer to Conference ID 10127534.

Live webcast link: https://event.webcasts.com/starthere.jsp?ei=1226834&tp_key=f4991910f3

A replay of the conference call will be available for seven business days beginning about two hours after the conclusion of the live call, by calling 1-877-344-7529 toll-free (from U.S./Canada); 1-412-317-0088 (international callers). For all callers, please refer to Conference ID 10127534.

About AmpliPhi Biosciences

AmpliPhi Biosciences Corporation is a clinical-stage biotechnology company focused on precisely targeted bacteriophage therapeutics for antibiotic-resistant infections using its proprietary bacteriophage-based technology. AmpliPhi’s lead product candidates, AB-SA01 and AB-PA01, target Staphylococcus aureus and Pseudomonas aeruginosa, respectively, including multidrug-resistant strains, which are included on the WHO’s 2017 Priority Pathogens List. Phage therapeutics are uniquely positioned to address the threat of antibiotic-resistance as they can be precisely targeted to kill select bacteria, have a differentiated mechanism of action, can penetrate and disrupt biofilms (a common bacterial defense mechanism against antibiotics), are potentially synergistic with antibiotics and have been shown to restore antibiotic sensitivity to drug-resistant bacteria. For more information visit www.ampliphibio.com.

About C3J Therapeutics, Inc.

C3J Therapeutics is a clinical-stage biotechnology company focused on improving human health through the development of novel targeted antimicrobials that treat infectious diseases and address microbial dysbiosis associated with human disease. C3J Therapeutics is based in Los Angeles, California, with a 35,000 square foot facility housing R&D and manufacturing. C3J has a partnered synthetic bacteriophage program with a U.S. based global pharmaceutical company. More information is available at www.c3jtherapeutics.com.

Important Information for Investors and Shareholders

This communication may be deemed to be solicitation material in respect of the proposed transaction between AmpliPhi Biosciences Corporation and C3J Therapeutics, Inc. In connection with the proposed transaction between AmpliPhi and C3J, AmpliPhi will file a proxy statement with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for the proxy statement or any other documents that AmpliPhi may file with the SEC or send to AmpliPhi shareholders in connection with the proposed transaction. Before making any voting decision, investors and securityholders are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

You may obtain free copies of the proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC www.sec.gov. Once filed, the proxy statement will be available free of charge on AmpliPhi’s website at www.ampliphibio.com or by contacting AmpliPhi’s Investor Relations by email at investor.ampliphibio.com or by phone at 858-829-0829 or by mail at Investor Relations, AmpliPhi Biosciences Corporation, 3579 Valley Centre Drive, Suite 100, San Diego, CA 92130.

Participants in Solicitation

AmpliPhi, C3J and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of AmpliPhi’s common stock in connection with the proposed transaction. Information about AmpliPhi’s directors and executive officers is set forth in AmpliPhi’s Definitive Proxy Statement for its 2018 Annual meeting, which was filed with the SEC on November 9, 2018. Other information regarding the interests of such individuals, as well as information regarding C3J’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, will be set forth in the proxy statement, which will be filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statement

This communication contains “forward-looking” statements, including, without limitation, statements related to the anticipated consummation of the transactions contemplated by the merger agreement and related transactions. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are based upon AmpliPhi’s current expectations. Forward-looking statements involve risks and uncertainties. AmpliPhi’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, related to AmpliPhi’s ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement; the execution of definitive agreements with certain existing C3J shareholders regarding the investment of $10 million into the combined company, including risks and uncertainties related to the satisfaction of the closing conditions related to the financing; the uncertain and time-consuming regulatory approval process; and the combined company’s ability to advance its preclinical and clinical programs and the combined company’s expected future status as a leader in industry. In addition, there can be no assurance that AmpliPhi will be able to complete the transactions contemplated by the merger agreement or related transactions, or at all. Additional risks and uncertainties relating to AmpliPhi and its business can be found under the caption “Risk Factors” and elsewhere in AmpliPhi’s filings and reports with the SEC, including in AmpliPhi’s Quarterly Report on Form 10-Q, filed with the SEC on November 8, 2018. AmpliPhi expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in AmpliPhi’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Contacts:

For C3J Therapeutics

Joyce Allaire

LifeSci Advisors, LLC

jallaire@lifesciadvisors.com

212-915-2569

For AmpliPhi Biosciences

Robert H. Uhl

Westwicke Partners

Robert.uhl@westwicke.com

858-356-5932